SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  EGAMES, INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)



               PENNSYLVANIA                          23-2694937
 ---------------------------------------   --------------------------------
 (State of incorporation or organization)  (IRS Employer Identification No.)


       2000 Cabot Boulevard, Suite 110, Langhorne, PA       19047-1833
       ----------------------------------------------       ----------
          (Address of principal executive offices)          (Zip Code)



If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          and is to become effective pursuant
Exchange Act and is effective upon        to Section 12(g) of the Exchante Act
filing pursuant to General Instruction    pursuant to General Instruction A(d)
A(c) please check the following box.[ ]   please check the following box. [X ]


Securities to be registered pursuant to Section 12(b) of the Act: None


 Title of each class              Name of each exchange on which each class is
 to be so registered              to be registered
 -------------------              ----------------
        None                            None


Securities to be registered pursuant to Section 12(g) of the Act:


                   Rights to Purchase Series A Preferred Stock
                   ------------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

On June 1, 1999, the Board of Directors of eGames, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a 'Right') for each outstanding share of common stock, without par value (the "Common Stock") of the Company, payable to holders of record as of the close of business on June 21, 1999 (the "Record Date").

Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" means the earlier of (i) the 10th day (or such later day as may be designated by a majority of the Continuing Directors (as hereinafter defined)) after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary or certain holders of voting stock of the Company at the time of the dividend declaration) has acquired beneficial ownership of 15% or more of the outstanding shares of voting stock of the Company (an "Acquiring Person") and (ii) the 10th business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $35 (the
'Purchase Price'), one one-hundredth of a share of Series A Preferred Stock, without par value (the "Series A Preferred Stock").

If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value equal to two times the Purchase Price. If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or
(2) the Company and/or one or more of its subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value equal to two times the Purchase Price.

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), a majority of the Continuing Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

The Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time prior to the close of business on the 10th day after the Stock Acquisition Date (or such later date as may be designated by a majority of the Continuing Directors). For a period of 18 months following a change in a majority of the Company's Board of Directors resulting from a proxy or consent solicitation or other takeover bid, only a majority of the Continuing Directors can amend the Rights Agreement (as hereinafter defined) or redeem the Rights outstanding under the Rights Agreement. After any person has become an Acquiring Person, the Rights may be redeemed only with the approval of a majority of the Continuing Directors.

"Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the adoption of the Rights Agreement and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

The Rights will expire on June 1, 2009, unless earlier exchanged or redeemed.

Prior to the Distribution Date, the Rights Agreement may be amended in any respect. After the Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons). After any person has become an Acquiring Person, the Rights Agreement may be amended only with the approval of a majority of the Continuing Directors.

Rights holders have no rights as shareholders of the Company, including the right to vote and to receive dividends.

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. The Company has reserved 98,184 shares of Series A Preferred Stock for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances, with the concurrence of the Continuing Directors) since the Company may redeem the Rights as described above.

While the dividend of the Rights will not be taxable to shareholders or to the Company, shareholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

The terms and conditions of the Rights are set forth in a Rights Agreement dated as of June 1, 1999 between the Company and StockTrans, Inc., as Rights Agent (the "Rights Agreement"). A copy of the Rights Agreement is filed herewith as
Exhibit 4. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.  EXHIBITS.

Exhibit
Number    Exhibit
------    -------

  4 Rights Agreement dated as of June 1, 1999 between eGames, Inc. and StockTrans, Inc. (as Rights Agent) (incorporated herein by reference to Exhibit 99(b) of the Registrant's Current Report on Form 8-K dated June 10, 1999)



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  EGAMES, INC.


                                        By:  /s/ Gerald W. Klein
                                             ---------------------------------
                                             Gerald W. Klein, President and
                                             Chief Executive Officer

Dated: June 21, 1999

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER    EXHIBIT
------    -------
  4 Rights Agreement dated as of June 1, 1999 between eGames, Inc. and StockTrans, Inc. as Rights Agent (incorporated herein by reference to Exhibit 99(b) of the Registrant's Current Report on Form 8-K Dated June 10, 1999)